Heskett & Heskett
Attorneys At Law
John Heskett	2401 Nowata Place, Suite A	Telephone (918) 336-1773
	Bartlesville, Oklahoma 74003	Facsimile (918) 336-3152
Email: info@hesklaw.com
Jack Heskett (1932 - 2005)
Bill Heskett (1933 - 1993)

September 27, 2016

Maryse Mills-Apenteng

Special Counsel

United States Securities

and Exchange Commission

Re:	BorrowMoney.com, Inc.
Registration Statement on Form S-1
Filed January 4, 2016
File No. 333-208854

Dear Ms. Mills-Apenteng:

I am counsel for BorrowMoney.com, Inc. and am in receipt of your letter dated January 29, 2016, regarding the referenced filings. The Company’s responses to your questions are as follows:

1. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: Rule 405 defines a “shell company” as a registrant that has no or nominal operations or assets. While the Company appreciates the Commission’s conservative application of Rule 405 in light of the actions of unscrupulous individuals, BorrowMoney.com, Inc. is in no way a shell company for the following reasons, to wit:

● BorrowMoney.com, Inc. is the result of over five (5) years of work by the founder, Aldo Piscitello, to develop from a concept to a company having a web/data base with proprietary code, a back office and an internet service website, including copyrights.

● BorrowMoney.com, Inc. expended significant funds to develop its proprietary platform and software, employing web developers, programmers, designers and marketing personnel.

● BorrowMoney.com, Inc. received an award by Interactive Media Council, Inc. for its web design and development for the year 2016.

● The Company established and maintains its current services through Amazon Service, along with the Company’s own servers to maintain the Company’s internet web based business.

● The Company has been PCI compliant (Payment Card Industry Data Security Standard) since February 2015.

● The Company’s website at borrowmoney.com is fully functional and is available for online traffic.

● The Company has created a database of nationwide lenders and banks to provide lending services when inquires are received through the website.

● The Company currently has four (4) employees to market the web based product to required lenders for the receipt to potential inquires from borrowers within initial geographic areas.

● The Company has three (3) offices, with two (2) in Florida and one (1) in Brooklyn.

Please Note that this Company consists of more than an idea at this stage, as it is now in the process of marketing its product to lenders within regional areas and thereafter imitating an internet campaign within these areas. The establishment of these lender relationships takes time and effort for expansion. The Company is currently focusing on the Florida and New York areas and has modified its product over the last six (6) months to simplify the due diligence process for the lenders in these areas.

The Company’s position is clear and we do not believe that the definition of a shell company contained in Rule 405 regarding no or nominal operations or assets is applicable. This Company consists of more than just no or nominal operations or assets with its operational platform, employees, and development history.

2. We note your statement in the Plan of Distribution section that “[t]he selling stockholders and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be ‘underwriters’ within the meaning of the Securities Act. . . .” As Rule 144 is not available for the resale of securities of a shell company, the entire offering is a primary offering and each of the selling stockholders is considered an underwriter. See SEC Release 33-8869 (2007). Please revise your disclosure to indicate that the selling shareholders “are” underwriters and as such must sell their shares at a fixed price for the duration of the offering.

Response: For the reasons described in the response to comment 1. further discussion here is not required.

3. Your filing indicates that you have experienced several name changes since your incorporation in the year 2000. Please provide us with a legal analysis as to whether you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and, if so, please disclosure that fact in your filing.

Response: We have made the necessary additions to the S-1/A and disclosed the applicability the Jumpstart Our Business Startups Act.

Cover Page

4. Please advise why you state that you are “concurrently” registering shares for resale when it appears that only the selling shareholders are selling shares in this offering.

Response: This was a Scribner’s error and has been removed.

Summary Information, Risk Factors, and Ration of Earnings to Fixed Charges

Prospectus Summary

Our Company, page 3

5. For clarity, please include a statement indicating, if true, that to date you have no customers or revenues and that your business is not currently operational.

Response: We have edited the second paragraph of the Summary to add this information.

6. Please review your disclosure to ensure that your prospectus accurately reflects the current status of your business and any products or services that you offer or plant to offer. For example, please revise this section to clarify the status of your internet platform. In this regard, we note the statement that your platform “offers a portal geared towards providing services to lending institutions.”

Response: We have edited the third paragraph of the Summary in response.

7. Your filing contains disclosure that assumes the occurrence of future events. For example. You state on this page that you will provide institutional lenders with a digital solution and that you will sell advertising space on your website. Please revise these and other statements in your prospectus to state your intention to engage in these business activities.

Response: We have edited the third paragraph of the Summary in response.

Risk Factors

Risks Related to our Business, page 5

8. Please add a separately captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months. Also revise your liquidity and capital resources discussion to provide such information.

Response: We have added an additional risk factor after the fourth risk factor.

9. Refer to comment 6 above. Please review this section and revise the risk factors that suggest that your business is currently operational. See the following risk factors as examples only:

●	If mortgage professionals, lenders or other advertisers …. (page 6)

●	If we do not innovate and provide products and services …. (page 7)

●	If advertising on the Internet loses its appeal…. (page 8)

Response: We’ve made these changes to the risk factors as requested.

Selling Security Holders, page 25

10. We note that you disclose the percentage of common stock held by each selling stockholder as a percentage of the shares being offered. Please revise the second column of this table to disclose the percentage of common stock owned by each selling stockholder relative to the total number of shares of common stock outstanding as of the most recent practicable date. Refer to Item 507 of Regulation S-K.

Response: We have revised the chart to include the information requested.

11. Please revise to describe the transactions in which the selling security holders acquired their shares. Include the dates of the transactions and the amount of the consideration paid. If the transactions occurred within the last three years, please include appropriate disclosure in Recent Sales of Unregistered Securities.

Response: We have added an introductory paragraph to include the requested information above the chart.

Description of Securities to be Registered

Common Stock, page 29

12. Please revise to remove the statement regarding the shares of capital stock “to be issued” in this offering. In this regard, we note that this is a selling shareholder offering and all of the shares have already been issued.

Response: We have made this deletion.

Information with Respect to the Registrant

General, page 32

13. In your response letter, please tell us the nature of the business conducted by Sports.com and whether the activities of that entity generated any contingent liabilities that should be disclosed in this filing.

Response: Sports.com was initially formed to pursue a web-based business to sell sports articles and clothing online. The Company only began the preparatory work for this type of business; but, did not enter into any agreements or obligations and when it no longer had any funds, it ceased pursuit of its planned business in light of the dot com era. There are no contingent liabilities that need to be disclosed, as there are no liabilities from this period of time to the present time frame in which the Company acquired the borrowmoney.com business.

Products and Services, page 32

14. Please clarify whether you have entered into any agreement with any qualified lenders.

Response: We have made this disclosure throughout the document as to the status of any agreements with lenders. The company has not yet entered into any such agreements.

Market for Common Equity and Related Stockholder Matters

Registration Rights, page 35

15. We note that registration rights have been granted to the selling shareholders. Please revise to file the registration rights agreement as an exhibit. Refer to Item 601(b)(4) of Regulation S-K.

Response: We have attached the registration rights agreement as an Exhibit.

Management’s Discussion and Analysis of Financial Condition, page 47

16. Please revise your disclosure to provide a detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Response: We have added this additional information.

Directors, Executive Offers, Promoters and Control Persons

Bios of Officers and Directors, page 51

17. Please revise to disclose Mr. Micali’s business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Response: We have added Mr. Micali’s business experience during the last five (5) years.

Executive Compensation

Summary Compensation Table, page 53

18. Please revise the summary compensation table to include a clear statement that no compensation was paid to any of your NEOs during the fiscal year ended August 31, 2015.

Response: The table has been revised.

Transactions with Related Persons, Promoters and Certain Control Persons, page 54

19. Your disclosure that there have been no transactions with related persons as defined in Instruction 1 to Item 404(a) of Regulation S-K is inconsistent with your disclosure in Note 3 to the financial statements on page 45. Please revise this section to disclose the material terms of each agreement with a related person and file each agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: A new disclosure has been added.

Recent Sales of Unregistered Securities, page 57

20. For each of the issuances in September and October 2015, please name the persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K.

Response: These names have been added.

Signatures, page 59

21. Please revise the signature page to conform to the requirements of Form S-1. Specifically, revise to include a signature on behalf of the registrant as well as the signatures of the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Note that if a person occupies more than one of these positions, you must indicate each capacity in which he or she signs the registration statement. Refer to the signatures section of Form S-1.

Response: We have revised the signature pages.

Finally, as requested, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The foregoing information is deemed to be Company’s complete response to your inquiries of January 29, 2016. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ John Heskett
John Heskett

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